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                                                             EXHIBIT 99(a)(5)(i)

                            MEMBERWORKS INCORPORATED

                        OFFER TO PURCHASE FOR CASH UP TO
                       500,000 SHARES OF ITS COMMON STOCK
                  AT A PURCHASE PRICE NOT IN EXCESS OF $35.00
                         NOR LESS THAN $30.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 15, UNLESS THE OFFER IS EXTENDED

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     MemberWorks Incorporated, a Delaware corporation ("MemberWorks"), is offering to purchase for cash up to 500,000 shares of its common stock, $0.01 par value per share. The tender offer is being made at prices not in excess of $35.00 nor less than $30.00 per share, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated November 15, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

     MemberWorks will determine the single per share price, not in excess of $35.00 nor less than $30.00 per share, net to the seller in cash, that it will pay for shares validly tendered pursuant to the tender offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. MemberWorks will select the lowest purchase price that will allow it to buy 500,000 shares, or the lesser number of shares that are properly tendered at prices not in excess of $35.00 nor less than $30.00 per share. All shares validly tendered at prices at or below the purchase price and not withdrawn on or prior to the Expiration Date, as defined in Section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the tender offer, including the proration, conditional tender and odd lot provisions. See Sections 1, 2 and 6 of the Offer to Purchase.

     Upon the terms and subject to the conditions of the tender offer, if, at the expiration of the tender offer, more than 500,000 shares are validly tendered at or below the purchase price and not withdrawn, MemberWorks will buy shares (i) first from stockholders who own of record or beneficially an aggregate of fewer than 100 shares who properly tender all their shares at or below the purchase price, (ii) second, on a pro rata basis, from all other stockholders who properly tender their shares at prices at or below the purchase price, and do not withdraw them prior to the expiration of the tender offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied, and (iii) if necessary, shares conditionally tendered, for which the condition was not satisfied, at prices at or below the purchase price selected by random lot. If any stockholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a portion of such shares may be purchased because of the proration provisions, the stockholder may tender shares subject to the condition that a specified minimum number of shares or none of such shares be purchased. See Sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the tender offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering stockholders at MemberWorks' expense promptly following the Expiration Date.

     THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE TENDER OFFER. SEE SECTION 7 OF THE OFFER TO PURCHASE.

     No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of shares pursuant to the tender offer. MemberWorks will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the tender offer to their customers.
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MemberWorks will pay all stock transfer taxes applicable to its purchase of shares pursuant to the tender offer, subject to Instruction 8 of the Letter of Transmittal.

     No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of MemberWorks, other than American Stock Transfer and Trust Company, as the "Depositary," and The Altman Group, Inc. as the "Information Agent," for purposes of the tender offer.

     For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1. Offer to Purchase;

          2. Letter to clients which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, and related Instruction Form for obtaining the clients' instructions with regard to the tender offer;

          3. Letter of Transmittal for your use and for the information of your clients, which includes guidelines for Substitute Form W-9; and

          4. A return envelope addressed to The American Stock Transfer and Trust Company.

     We urge you to contact your clients as promptly as possible. The tender offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City Time, on December 15, 2004, unless the tender offer is extended.

     In order to take advantage of the tender offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the depositary with either certificate(s) representing the tendered shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

     Any inquiries you may have with respect to the tender offer should be addressed to the depositary or the Information Agent at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

     Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of MemberWorks or any of its affiliates, the Information Agent or the depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the documents enclosed herewith and the statements contained therein.

     Additional copies of the enclosed material may be obtained from the Information Agent, The Altman Group, Inc., Telephone: 201-460-1200.

                                         Very truly yours,

                                         MemberWorks Incorporated

Enclosures

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